EXHIBIT 99.1

VICINITY MOTOR CORP. Unaudited Interim Condensed Consolidated Financial Statements For the three and six months ended June 30, 2023 and 2022

Vicinity Motor Corp.

Interim Condensed Consolidated Statements of Financial Position

(Unaudited, In thousands of US Dollars)

	Note	June 30, 2023	December 31, 2022
		$	$

Current Assets
Cash and cash equivalents		7,264	1,622
Trade and other receivables		3,954	2,655
Inventory	3	10,953	10,068
Prepaids and deposits		8,687	3,801

Current assets		30,858	18,146
Long-term Assets
Intangible assets		14,675	14,273
Property, plant, and equipment	4	22,794	22,613

Assets		68,327	55,032

Current Liabilities
Accounts payable and accrued liabilities		5,040	4,942
Credit facility	5	6,841	628
Current portion of deferred revenue	6	3,865	2,382
Current portion of provision for warranty cost	7	506	1,585
Current debt facilities	8	7,387	6,587
Current portion of other long-term liabilities		444	449

Current liabilities		24,083	16,573

Long-term Liabilities
Convertible debt	9	2,816	—
Other long-term liabilities	10	7,194	1,503
Provision for warranty cost	7	84	124

Liabilities		34,177	18,200

Shareholders’ Equity
Share capital	11	76,806	75,983
Contributed surplus	11	7,477	7,088
Accumulated other comprehensive (loss) income		645	1,403
Deficit		(50,778)	(47,642)

Shareholders’ Equity		34,150	36,832

Liabilities and shareholders’ equity		68,327	55,032

NATURE OF OPERATIONS (Note 1)

COMMITMENTS AND CONTINGENCIES (Note 15)

Approved on behalf of the Board:

/s/“William R. Trainer”	/s/“Christopher Strong”
Director	Director

See accompanying notes to the consolidated financial statements

Vicinity Motor Corp.

Interim Condensed Consolidated Statements of Loss

(Unaudited, In thousands of US dollars, except for per share amounts)

	Note	For the three months ended June 30, 2023	For the three months ended June 30, 2022	For the six months ended June 30, 2023	For the six months ended June 30, 2022
		$	$	$	$

Revenue
Vehicle sales	14	3,500	10,117	4,967	11,819
Other	14	1,316	1,625	2,499	3,106
Revenue		4,816	11,742	7,466	14,925

Cost of sales	4	(3,223)	(10,718)	(5,399)	(13,691)

Gross profit		1,593	1,024	2,067	1,234

Expenses
Sales and administration		2,043	2,371	3,955	4,751
Stock-based compensation	11	191	166	389	463
Amortization		205	699	418	1,319
Interest and finance costs	8,9,10	957	599	1,640	1,186
Change in fair value of embedded derivatives	9	(63)	—	(154)	—
Gain on modification of debt	8	—	(803)	—	(803)
Foreign exchange (gain) loss		(1,048)	1,572	(1,054)	784

Expenses		2,285	4,604	5,194	7,700

Loss before taxes		(692)	(3,580)	(3,127)	(6,466)

Current income tax expense		9	209	9	209
Net loss		(701)	(3,789)	(3,136)	(6,675)

Loss per share
Basic		(0.02)	(0.10)	(0.07)	(0.18)
Diluted		(0.02)	(0.10)	(0.07)	(0.18)

Weighted average number of common shares outstanding
Basic and diluted		45,541,736	37,569,536	45,541,736	37,569,536

See accompanying notes to the consolidated financial statements

Vicinity Motor Corp.

Interim Condensed Consolidated Statements of Comprehensive Loss

(Unaudited, In thousands of US dollars)

	For the three months ended June 30, 2023	For the three months ended June 30, 2022	For the six months ended June 30, 2023	For the six months ended June 30, 2022
	$	$	$	$
Net loss	(701)	(3,789)	(3,136)	(6,675)

Other comprehensive loss items that may be reclassified subsequently to net (loss) income
Exchange differences on translation of foreign operations	(738)	598	(758)	330
Total other comprehensive (loss) income	(738)	598	(758)	330
Total comprehensive loss	(1,439)	(3,191)	(3,894)	(6,345)

See accompanying notes to the consolidated financial statements

Vicinity Motor Corp.

Interim Condensed Consolidated Statements of Changes in Equity

(Unaudited, In thousands of US dollars, except for per number of shares)

	Note		Number of Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total Shareholders’ Equity
				$	$	$	$	$
Balance, January 1, 2022			34,946,379	58,055	6,035	(151)	(29,694)	34,245
Issuance of shares – private placement	11.2	(b)	4,747,000	12,988	—	—	—	12,988
Issuance of shares – options exercised	11.2	(c)	66,661	98	(23)	—	—	75
Share issuance costs			—	(1,131)	—	—	—	(1,131)
Share issuance costs – agent warrants			—	(152)	152			—
Warrants			—	—	444	—	—	444
Stock-based compensation	11.3-11.4		—	—	463	—	—	463
Other comprehensive loss			—	—	—	330	—	330
Net loss			—	—	—	—	(6,675)	(6,675)
Balance, June 30, 2022			39,760,040	69,858	7,071	179	(36,369)	40,739

Balance, January 1, 2023			44,742,039	75,983	7,088	1,403	(47,642)	36,832
Issuance of shares – private placement	11.2	(a)	925,667	867	—	—	—	867
Share issuance costs	11.2	(a)	—	(44)	—	—	—	(44)
Stock-based compensation	11.3-11.4		—	—	389	—	—	389
Other comprehensive loss			—	—	—	(758)	—	(758)
Net loss			—	—	—	—	(3,136)	(3,136)
Balance, June 30, 2023			45,667,706	76,806	7,477	645	(50,778)	34,150

See accompanying notes to the consolidated financial statements

Vicinity Motor Corp.

Interim Condensed Consolidated Statements of Cash Flows

(Unaudited, In thousands of US dollars)

		Six months ended	Six months ended
	Note	June 30, 2023	June 30, 2022
OPERATING ACTIVITIES		$	$

Net loss for the year		(3,136)	(6,675)
Items not involving cash:
Loss on disposal of property and equipment		—	18
Gain on modification of debt		—	(803)
Amortization		562	1,482
Foreign exchange (gain) loss		(1,293)	(78)
Interest and finance costs	8,9	1,640	1,186
Change in fair value of embedded derivatives		(154)	—
Stock-based compensation	11	389	463
		(1,992)	(4,407)
Changes in non-cash items:
Trade and other receivables		(1,223)	660
Inventory	3	(858)	1,036
Prepaids and deposits		(4,700)	(298)
Accounts payable and accrued liabilities		136	4,607
Deferred consideration		—	(76)
Deferred revenue	6	1,419	(1,054)
Warranty provision	7	(1,126)	255
Taxes paid		(9)	(209)
Interest paid		(783)	(339)
Cash (used) provided in operating activities		(9,136)	175

INVESTING ACTIVITIES
Purchase of intangible assets		(272)	(328)
Proceeds from government subsidy		—	817
Purchase of property and equipment		(303)	(8,225)
Proceeds on disposal of property and equipment		—	247
Cash used in investing activities		(575)	(7,489)

FINANCING ACTIVITIES
Proceeds from issuance of common shares	11	867	13,063
Share issuance costs	11	(44)	(1,131)
Proceeds of credit facility	5	6,038	659
Proceeds from convertible debt	9	2,939	—
Convertible debt financing fees	9	(159)	—
Proceeds from long-term loans	10	5,869	—
Repayment of long-term loans		(262)	(186)
Cash provided in financing activities		15,248	12,405
Effect of foreign exchange rate on cash		105	(136)
Increase in cash and cash equivalents		5,642	4,955
Cash and cash equivalents, beginning		1,622	4,402
Cash and cash equivalents, ending		7,264	9,357

See accompanying notes to the consolidated financial statements

Vicinity Motor Corp.

Interim Condensed Consolidated Statements of Financial Position

(Unaudited, In thousands of US Dollars)

1.	NATURE OF OPERATIONS

Vicinity Motor Corp. (“Vicinity”, “VMC” or the “Company”) is a Canadian company that is a North American supplier of electric vehicles for both public and commercial enterprise use. The Company leverages a dealer network and relationships with manufacturing partners to supply its flagship electric, compressed natural gas (“CNG”) and clean-diesel Vicinity buses and the VMC 1200 class 3 electric truck. VMC (formerly Grande West Transportation Group) was incorporated on December 4, 2012 under the laws of British Columbia. The Company conducts its active operations in Canada through its wholly owned operating subsidiary, Vicinity Motor (Bus) Corp. which was incorporated on September 2, 2008 under the laws of British Columbia. The Company also conducts its active operations in the U.S. through a wholly owned subsidiary, Vicinity Motor (Bus) USA Corp., incorporated on April 8, 2014 under the laws of the State of Delaware. The Company’s head office is located at 3168 262nd Street, Aldergrove, British Columbia.

2.	BASIS OF PRESENTATION

The following companies are consolidated with Vicinity Motor Corp. as at June 30, 2023:

Company Name	Registered	Holding	Functional Currency
Vicinity Motor Corp.	British Columbia	Parent Company	United States Dollar
Vicinity Motor (Bus) Corp.	British Columbia	100%	Canadian Dollar
Vicinity Motor (Bus) USA Corp.	United States	100%	United States Dollar

Intercompany balances and transactions, and any unrealized gains arising from intercompany transactions, were eliminated in preparing the consolidated financial statements.

a)       Statement of compliance

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, have been omitted or condensed. These unaudited interim condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2022.

The interim condensed consolidated financial statements were authorized for issue by the Board of Directors on August 14, 2023.

b)       Basis of measurement

The interim condensed consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments carried at fair value.

c)       Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the consolidated financial statements. For significant estimates and judgements refer to Note 7 and Note 9 of these interim consolidated financial statements as well as the audited consolidated financial statements for the year ended December 31, 2022. During the current period the Company entered into a convertible debt arrangement and accordingly the following are new estimates and judgements.

Fair value of embedded derivatives

The Company is required to determine the fair value of embedded derivatives related to conversion features and redemption options as at the reporting date. Since the embedded derivatives are not traded in an active market, their fair value is based on estimates and valuation techniques as disclosed in Note 9.

Vicinity Motor Corp.

Interim Condensed Consolidated Statements of Financial Position

(Unaudited, In thousands of US Dollars)

3.	INVENTORY

	June 30, 2023	December 31, 2022
	$	$
Finished goods	1,187	3,355
Work in progress - vehicles	7,797	4,785
Parts for resale	1,969	1,928
Total Inventory	10,953	10,068

As at June 30, 2023 and December 31, 2022, work in progress – vehicles consists of the cost of buses and trucks still being manufactured. Finished goods inventory consisted of the costs of assembled buses and trucks, as well as freight and other costs incurred directly by the Company in compiling inventory. All inventory is part of the general security agreement to secure the credit facility described in Note 5.

During the six months ended June 30, 2023, the Company recognized $4,771 as the cost of inventory included as an expense in cost of sales (June 30, 2022: $11,551).

4.	PROPERTY AND EQUIPMENT

During the six months ended June 30, 2023, the Company completed construction and received its certificate of occupancy for its US manufacturing campus in Ferndale, Washington. The building will start being amortised once it is capable of operating in the manner intended by management.

5.	CREDIT FACILITY

During the year ended December 31, 2017, the Company entered into a revolving credit facility agreement with a financial institution for a maximum amount of C$20 million based on the value of certain Company assets. The terms of the agreement were amended on October 23, 2020, renewing the asset-based lending (ABL) facility for a three-year term. The credit facility bears interest at a rate of 0.75% - 1% plus Canadian prime rate for loans denominated in Canadian dollars and 0.75% - 1% plus US prime rate for loans denominated in US dollars. The facility is secured by way of a general security agreement over all assets of the Company.

During the six months ended June 30, 2023, the terms of the agreement were amended to reduce the ABL facility to C$10M for use with its existing bus orders. The facility will expire in February of 2024 and may be renewed on a yearly basis at the discretion of the lender.

As at June 30, 2023, the Company had drawn $nil on this facility (December 31, 2022: $628). Per the terms of the ABL credit facility, the Company must maintain a consolidated 12-month rolling fixed charge coverage ratio if the Company borrows over 75% of the available facility. As at June 30, 2023, the Company has not borrowed over 75% of its availability.

During the six months ended June 30, 2023, the Company obtained $30M in credit commitments from Royal Bank of Canada and Export Development Canada to fund production of the Company’s VMC 1200 class 3 electric trucks. The credit facility can be used for 100% of eligible production costs on the trucks, excluding labor and overhead from the Company’s assembly plants. The facility will expire in February of 2024 and may be renewed on a yearly basis at the discretion of the lender and has an interest rate of prime plus 2% and will be secured by existing assets of the Company.

As at June 30, 2023, the Company had drawn $7,081 on this facility (December 31, 2022: $nil ). The Company also recorded $240 in deferred financing fees against the carrying value of the debt for a net balance at June 30, 2023 of $6,841. Per the terms of the credit facility, the Company must maintain minimum earnings before interest, taxes, depreciation, and amortization (EBITDA) target and certain production targets. The facility is repaid as units are sold.

As at June 30, 2023, the Company is in compliance with all covenants.

Vicinity Motor Corp.

Interim Condensed Consolidated Statements of Financial Position

(Unaudited, In thousands of US Dollars)

6.	DEFERRED REVENUE

		June 30, 2023	December 31, 2022
		$	$
Sales deposits – future delivery of buses		2,018	453
Future delivery of buses	(a)	1,847	1,929
Deferred revenue		3,865	2,382
Less: current portion		3,865	2,382
Long-term portion of deferred revenue		—	—

a)	During the year ended December 31, 2022, the Company recognized deferred revenue in relation to a non-cash agreement with a customer in which the Company provided the customer with 8 leased buses to be leased until the delivery of 8 new buses which is expected within the next 12 months. As a result, the Company has recognized $82 as lease revenue (June 30, 2022: $85) and has a deferred revenue balance of $1,847 as at June 30, 2023.

7.	PROVISION FOR WARRANTY COST

The Company provides a two year bumper to bumper warranty coverage for vehicles on specified components, with the exception of normal wear and tear.

During the six months ended June 30, 2023, the Company recorded warranty expense of $147 (June 30, 2022 - $451) as part of its cost of sales in connection with sales completed during the six months. During the six months ended June 30, 2023, $276 of warranty costs (June 30, 2022 - $498) have been incurred against the provision. Change in estimate of the warranty provision relates to re-assessment of the warranty provision compared to the actual warranty claims applied.

$
Balance at December 31, 2021	1,669

Additions	499
Warranty claims applied	(841)
Change in estimate of warranty provision	421
Change in foreign exchange	(39)
Balance at December 31, 2022	1,709
Additions	147
Warranty claims applied	(276)
Change in estimate of warranty provision	(996)
Change in foreign exchange	6
Balance at June 30, 2023	590
Less: Current portion	506
Long-term portion of warranty provision	84

Vicinity Motor Corp.

Interim Condensed Consolidated Statements of Financial Position

(Unaudited, In thousands of US Dollars)

8.	CURRENT DEBT FACILITIES

		June 30, 2023	December 31, 2022
		$	$
Unsecured debentures - 2021	(a)	7,387	6,587
		7,387	6,587

a)	On October 5, 2021, the Company issued C$10.3 million in unsecured debentures with a maturity 12 months from the date of issue. On June 15, 2022, the maturity date of the debentures was extended to October 4, 2023, with the extension being treated as a modification of the original debt with the classification changing from current to long-term liabilities. As a result, a gain of $803 on modification of debt was recorded during the six months ended June 30, 2022. In connection with the extension, the Company cancelled 412,000 warrants from the previous agreement. On extension the Company issued 1,000,000 warrants to purchase common shares at an exercise price of C$2.25 per share. The value of these warrants was incorporated in the $803 gain on modification of debt. The warrants expire on the debt maturity date of October 4, 2023.

The unsecured debentures include 8% annual interest paid at maturity with $449 being recorded as borrowing costs on June 15, 2022, and an effective interest rate of 24%.

During the six months ended June 30, 2023, the Company incurred $936 in interest expense

(June 30, 2022 - $889) on this loan, $1,066 (December 31, 2022: $765) is included in accounts payable and accrued liabilities as at June 30, 2023.

9.	CONVERTIBLE DEBT

On March 27, 2023, the Corporation completed a private placement of unsecured convertible debentures for gross proceeds of C$4 million. The convertible debentures are issued in denominations of C$1 thousand, bear interest at 15% per annum, and mature 18 months from the closing date. Interest payments on the convertible debentures are due on the twelve-month anniversary and/or the maturity date of September 27, 2024.

Each convertible debenture is convertible at the holder’s option into Units at any time prior to maturity at a conversion price of C$1.45 per Unit. Upon conversion, each Unit will consist of one Common Share and 0.2 of a Warrant. Each Warrant is exercisable into a Common Share at an exercise price of C$1.45 for a period of thirty-six months following the initial debenture closing date. The convertible debenture is redeemable at the Company’s option at any time after 12 months, with 30 days notice, at a redemption price of 105% of the principal, payable in cash, plus any accrued interest up to the maturity date.

The unsecured convertible debentures represent financial instruments that include host debentures accounted for at amortized cost and embedded derivatives related to the conversion feature and redemption option, which are separated from the convertible debentures and accounted for at fair value with changes in fair value recorded in the statement of loss.

	Host debentures	Embedded derivatives	Total
	$	$	$
As at January 1, 2023	—	—	—
Convertible debt principal	2,208	747	2,955
Transactions costs	(159)	—	(159)
As at March 24, 2023	2,049	747	2,796
Change in fair value	N/A	(154)	(154)
Interest accretion	109	—	109
Foreign exchange	48	17	65
As at June 30, 2023	2,206	610	2,816

Vicinity Motor Corp.

Interim Condensed Consolidated Statements of Financial Position

(Unaudited, In thousands of US Dollars)

9.	CONVERTIBLE DEBT (Continued)

The fair value of the embedded derivatives were estimated using a binomial tree method with the following assumptions as at June 30, 2023:

Assumptions

Risk-free interest rate	4.7 – 5.3%
Credit spread	28.3%
Expected life of options	1.2 – 2.7 years
Annual dividend rate	0%
Annualized volatility	49.5 – 56.1%

For the six months ended June 30, 2023, the change in fair value resulted in a gain of $154 recognized in the statement of loss. The Company incurred $224 in interest expense on the convertible debentures, $115 is included in accounts payable and accrued liabilities as at June 30, 2023.

10.	OTHER LONG-TERM LIABILITIES

		June 30, 2023	December 31, 2022
		$	$
Term loan	(a)	5,872	—
Lease obligation	(b)	1,713	1,883
Vehicles		53	69
Less: Current portion		(444)	(449)
		7,194	1,503

a)	Term loan

During the six months ended June 30, 2023, the Company secured a financing with a lender for proceeds up to $9,000 to fund working capital and capital expenditures as the Company begins production of the VMC 1200 class 3 electric truck at its facility in Ferndale, Washington. The loan is secured by the assets of the Company and bears interest at a rate of prime plus a per annum margin between 3.75% and 5% depending on the Company’s full year EBITDA as defined in the contract. For the first year of the loan only interest is payable; principal is repaid over the remaining six years. The Company incurred transaction costs of $131. Per the terms of the credit facility, the Company must maintain minimum EBITDA targets and certain production targets. As at June 30, 2023, the Company is in compliance with all covenants.

During the six months ended June 30, 2023, the Company incurred $239 of interest expense on this loan. As at June 30, 2023, the Company had borrowed $6,000 of this loan. The Company also recorded $128 in deferred financing fees against the carrying value of the loan for a net balance at June 30, 2023 of $5,872.

Vicinity Motor Corp.

Interim Condensed Consolidated Statements of Financial Position

(Unaudited, In thousands of US Dollars)

10.	OTHER LONG-TERM LIABILITIES (Continued)

b)	Lease Obligation

Minimum lease payments in respect of lease liabilities for the right-of-use assets included in property, plant and equipment (Note 4) and the effect of discounting are as follows:

June 30, 2023
$
Undiscounted minimum lease payments:
Less than one year	485
One to two years	480
Two to three years	485
Three to six years	398
1,848
Effect of discounting	(135)
Present value of minimum lease payments – total lease liability	1,713
Less: Current portion	(425)
Long-term lease liabilities	1,288

The Company has lease agreements for office and warehouse facilities expiring October 31, 2023, March 31, 2027 and May 31, 2027. and October 31, 2023. The Company also has a lease agreement for a vehicle expiring on November 30, 2025.

11.	SHARE CAPITAL

11.1 Authorized: Unlimited number of common shares without par value

11.2 Issued and Outstanding Common Shares:

The details for the common share issuances during the six months ended June 30, 2023 are as follows:

a.	During the six months ended June 30, 2023, the Company issued 925,667 shares at prices ranging from $0.87 to $1.01, the Company incurred share issuance costs of $44 for net proceeds of $823 through its At-the-Market equity program.

The details for the common share issuances during the six months ended June 30, 2022 were as follows:

b.	During the six months ended June 30, 2022, 4,444,445 units, each unit consisting of one common share and one warrant, were issued on settlement of a private placement at a price of $2.70 for gross proceeds of $12,000. The value allocated to the warrants based on the residual value method was $nil. The Company also incurred share issuance costs of $1,283 in relation to this private placement.

During the six months ended June 30, 2022, the Company also issued 302,555 shares at prices ranging from $2.96 to $3.65 for gross proceeds of $988 through its At-the-Market equity program.

c.	During the six months ended June 30, 2022, 66,661 stock options were exercised by employees of the Company at an average exercise price of $1.13 for gross proceeds of $75.

11.3 Directors, Consultants, and Employee stock options

The Company has adopted a share option plan for which options to acquire up to a total of 10% of the issued share capital, at the award date, may be granted to eligible optionees from time to time. Generally, share options granted have a maximum term of five years, and a vesting period and exercise price determined by the directors.

During the six months ended June 30, 2022, the Company granted 40,000 stock options to executives and directors to purchase common shares of the Company with an exercise price of C$2.98 per common share and expiring in five years. These stock options vest over three years.

Vicinity Motor Corp.

Interim Condensed Consolidated Statements of Financial Position

(Unaudited, In thousands of US Dollars)

11.	SHARE CAPITAL (Continued)

During the six months ended June 30, 2023, the Company recognized $113 (June 30, 2022 - $24) on the grant and vesting of options to directors, consultants and employees.

The following tables summarize information about the Company’s stock options outstanding at June 30, 2023:

				Remaining
	Options	Options	Exercise	Contractual
	Outstanding	Exercisable	Price	Life (Years)	Expiry Date
			C$

January 17, 2019	166,666	166,666	2.40	0.55	January 17, 2024
November 15, 2019	233,333	233,333	1.50	1.50	November 15, 2024
November 28, 2019	16,666	16,666	1.56	1.56	November 28, 2024
May 4, 2020	24,999	24,999	1.20	1.84	May 4, 2025
November 23, 2020	66,664	66,664	6.15	2.40	November 23, 2025
January 12, 2021	333,333	333,333	6.51	2.54	January 11, 2026
February 1, 2021	41,666	41,666	9.36	2.59	January 31, 2026
April 27, 2021	60,000	40,000	7.24	2.82	April 26, 2026
March 31, 2022	40,000	13,333	2.98	3.75	March 30, 2027
September 22, 2022	250,000	—	1.50	2.23	September 21, 2025
November 25, 2022	97,500	16,250	1.30	4.41	November 24, 2027

Total	1,330,827	952,910

During the six months ended June 30, 2023, 249,999 stock options expired.

11.4 Deferred Share Units

Pursuant to the Company’s Deferred Share Unit (“DSU”) Incentive Plan approved by the board of directors of the Company on July 8, 2018, deferred stock units to acquire common shares of the Company may be granted to specified board members of the Company in accordance with the terms and conditions of the plan.

Each DSU entitles the participant to receive one common share upon vesting. DSUs vest into common shares on the board members’ separation date from the board of directors. DSUs track the value of the underlying common shares, but do not entitle the recipient to the underlying common shares until such DSUs vest, nor do they entitle a holder to exercise voting rights or any other rights attached to ownership or control of the common shares, until the DSU vests and the DSU participant receives common shares.

A summary of the Company’s DSUs are as follows:

Number of DSUs

Outstanding, December 31, 2021	170,791
Issued	452,910
Outstanding, December 31, 2022	623,701
Issued	342,363
Outstanding, June 30, 2023	966,064

During the six months ended June 30, 2023, the Company issued 342,363 DSUs (June 30, 2022 – 163,387) to board members of the Company that vest upon the board members separation date from the Board of Directors.

During the six months ended June 30, 2023, the Company recorded $276 (June 30, 2022 - $282) as stock-based compensation for the fair value of the DSUs issued.

Vicinity Motor Corp.

Interim Condensed Consolidated Statements of Financial Position

(Unaudited, In thousands of US Dollars)

12.	RELATED PARTY BALANCES AND TRANSACTIONS

Key management consists of personnel having the authority and responsibility for planning, directing and controlling the activities of the Company, which are the directors and executive officers of the Company.

Compensation to key management:

	Six months ended	Six months ended
	June 30, 2023	June 30, 2022
	$	$
Salaries and benefits	454	664
Stock-based compensation	361	442
	815	1,106

During the six months ended June 30, 2023 the Company paid $117 in lease payments to a company owned by a director. $127 was recognized as depreciation and interest expense on the right of use asset and lease liability.

During the six months ended June 30, 2022 the Company paid $97 in lease payments to a company owned by a director. $88 was recognized as depreciation and interest expense on the right of use asset and lease liability.

Balances with key management and other related parties are:

As at June 30, 2023, included in accounts payable are balances owing to key management or companies controlled by officers of the Company in the amount of $nil (June 30, 2022 - $5).

All related party balances are non-interest bearing, unsecured and have no fixed terms of repayment and have been classified as current.

13.	FINANCIAL INSTRUMENTS

Fair values

The Company’s financial instruments include cash and cash equivalents, trade and other receivables, accounts payable, the credit facility, short-term loans and convertible debt. The carrying amounts of cash and cash equivalents, trade and other receivables, accounts payable, the credit facility, and short-term loans approximate fair value due to their short term nature. The embedded derivatives related to the convertible debt are the only instruments measured at fair value through profit and loss in accordance with IFRS 9 – Financial Instruments. The fair value of the host debenture as at June 30, 2023 is $2,206 if it was a standalone instrument.

The following table summarizes the carrying values and fair values of the Company’s financial instruments:

	June 30, 2023	December 31, 2022
	$	$
Assets:
Measured at amortized cost (i)	13,424	4,277
Liabilities:
Amortized cost (ii)	26,906	14,109
Fair value through P&L (iii)	610	—

(i)	Cash and cash equivalents, and trade and other receivables
(ii)	Accounts payable and accrued liabilities, current loans, and lease obligations.
(iii)	Embedded derivatives related to convertible debt (only financial instrument carried at fair value)

The Company classifies its fair value measurements in accordance with the three-level fair value hierarchy. The measurement is classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Vicinity Motor Corp.

Interim Condensed Consolidated Statements of Financial Position

(Unaudited, In thousands of US Dollars)

13.	FINANCIAL INSTRUMENTS (Continued)

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices), and

Level 3 – Inputs that are not based on observable market data

The Company valued the derivatives associated with the convertible debt (iii) as a level 3 instrument. The Company used the binomial tree method to determine the fair value of the embedded derivatives attributed to the convertible debt (Note 9).

14.	SEGMENT INFORMATION

Allocation of revenue to geographic areas for the single segment is as follows:

	Six months ended June 30, 2023			Six months ended June 30, 2022
	Canada	USA	Total	Canada	USA	Total
	$	$	$	$	$	$
Bus Sales	—	987	987	7,549	4,270	11,819
Truck Sales	3,980	—	3,980	—	—	—
Vehicle Sales	3,980	987	4,967	7,549	4,270	11,819

Spare part sales	1,992	423	2,415	2,738	283	3,021
Operating lease revenue	2	82	84	—	85	85
Other revenue	1,994	505	2,499	2,738	368	3,106

Total Revenue	5,974	1,492	7,466	10,287	4,638	14,925

During the six months ended June 30, 2023, the Company had sales of $3,984 and $987 to two end customers, representing 53% and 13% of total sales, respectively. During the six months ended June 30, 2022, the Company had sales of $5,599, $4,474, and $1,581 to three end customers representing 38%, 30% and 11% of total sales, respectively.

15.	COMMITMENTS AND CONTINGENCIES

The Company entered into a production agreement with one of its manufacturers whereby the parties have agreed to a specified production volume. The Company also has outstanding purchase order commitments related to equipment for its new manufacturing facility. Future payments as at June 30, 2023 are $33,487 with the majority expected to be paid within the next 12 months.